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--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires:  December 31, 2001
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)              Section 30(f) of the Investment Company Act of 1940             -----------------------------
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
1. Name and Address of Reporting Person*  2. Date of Event        4. Issuer Name and Ticker or Trading Symbol
   MARGALIT        EREL        N.            Requiring Statement     COGENT COMMUNICATIONS GROUP, INC. (COI)
----------------------------------------     (Month/Day/Year)     ------------------------------------------------------------------
   (Last)          (First)     (Middle)                           5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                  02/04/02           to Issuer (Check all applicable)      of Original
                                          ------------------------                                         (Month/Day/Year)
   41 MADISON AVENUE, 25TH FLOOR          3. I.R.S. Identification    X   Director       X   10% Owner
----------------------------------------     Number of Reporting    -----              -----             ---------------------------
                   (Street)                  Person, if an entity         Officer            Other       7. Individual or
                                             (voluntary)            -----              -----                Joint/Group Filing
NEW YORK        NY             10010                                (give title below) (specify below)      (Check Applicable Line)
----------------------------------------                                                                         Form filed by One
(City)       (State)           (Zip)                                                                        ---- Reporting Person
                                                                                                            X(1) Form filed by More
                                                                                                            ---- than One Reporting
                                                                                                                 Person
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                                       TABLE I-- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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1. Title of Security           2. Amount of Securities          3. Ownership Form:       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                     Beneficially Owned               Direct (D) or            (Instr. 5)
                                  (Instr. 4)                       Indirect
                                                                   (I) (Instr. 5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED                (Over)
TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.                                           SEC 1473 (3-99)

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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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
1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                              Amount                   (D) or
                                    Date     Expir-                           or                       Indirect
                                    Exer-    ation           Title            Number                   (I)
                                    cisable  Date                             of
                                                                              Shares                 (Instr. 5)
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SERIES C PARTICIPATING CONVERTIBLE  10/16/01        COMMON STOCK, PAR VALUE  11,758,643  10 INTO 1       D           (2)
PREFERRED STOCK, PAR VALUE $.001                        $.001 PER SHARE
PER SHARE
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SERIES C PARTICIPATING CONVERTIBLE  10/16/01        COMMON STOCK, PAR VALUE   3,629,983  10 INTO 1       D           (3)
PREFERRED STOCK, PAR VALUE $.001                        $.001 PER SHARE
PER SHARE
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SERIES B PARTICIPATING CONVERTIBLE  7/14/00         COMMON STOCK, PAR VALUE   2,983,847   7.7048         D           (3)
PREFERRED STOCK, PAR VALUE $.001                        $.001 PER SHARE                   INTO 1
PER SHARE
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SERIES A PARTICIPATING CONVERTIBLE  2/7/00          COMMON STOCK, PAR VALUE   8,372,174  10 INTO 1       D           (3)
PREFERRED STOCK, PAR VALUE $.001                        $.001 PER SHARE
PER SHARE
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SERIES C PARTICIPATING CONVERTIBLE  10/16/01        COMMON STOCK, PAR VALUE     279,137  10 INTO 1       D           (4)
PREFERRED STOCK, PAR VALUE $.001                        $.001 PER SHARE
PER SHARE
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SERIES B PARTICIPATING CONVERTIBLE  7/14/00         COMMON STOCK, PAR VALUE     229,450   7.7048         D           (4)
PREFERRED STOCK, PAR VALUE $.001                        $.001 PER SHARE                   INTO 1
PER SHARE
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SERIES A PARTICIPATING CONVERTIBLE  2/7/00          COMMON STOCK, PAR VALUE     643,354  10 INTO 1       D           (4)
PREFERRED STOCK, PAR VALUE $.001                        $.001 PER SHARE
PER SHARE
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SERIES C PARTICIPATING CONVERTIBLE  10/16/01        COMMON STOCK, PAR VALUE     101,468  10 INTO 1       D           (5)
PREFERRED STOCK, PAR VALUE $.001                        $.001 PER SHARE
PER SHARE
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SERIES B PARTICIPATING CONVERTIBLE  7/14/00         COMMON STOCK, PAR VALUE      83,407   7.7048         D           (5)
PREFERRED STOCK, PAR VALUE $.001                        $.001 PER SHARE                   INTO 1
PER SHARE
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SERIES A PARTICIPATING CONVERTIBLE   2/7/00         COMMON STOCK, PAR VALUE     234,472  10 INTO 1       D           (5)
PREFERRED STOCK, PAR VALUE $.001                        $.001 PER SHARE
PER SHARE
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SERIES C PARTICIPATING CONVERTIBLE  10/16/01        COMMON STOCK, PAR VALUE     186,492  10 INTO 1       D           (6)
PREFERRED STOCK, PAR VALUE $.001                        $.001 PER SHARE
PER SHARE
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SERIES C PARTICIPATING CONVERTIBLE  10/16/01        COMMON STOCK, PAR VALUE      86,629  10 INTO 1       D           (7)
PREFERRED STOCK, PAR VALUE $.001                        $.001 PER SHARE
PER SHARE
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SERIES C PARTICIPATING CONVERTIBLE  10/16/01        COMMON STOCK, PAR VALUE   4,010,588  10 INTO 1       D           (8)
PREFERRED STOCK, PAR VALUE $.001                        $.001 PER SHARE
PER SHARE
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SERIES B PARTICIPATING CONVERTIBLE   7/14/00        COMMON STOCK, PAR VALUE   3,296,704   7.7048         D           (9)
PREFERRED STOCK, PAR VALUE $.001                        $.001 PER SHARE                   INTO 1
PER SHARE
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SERIES A PARTICIPATING CONVERTIBLE   2/7/00         COMMON STOCK, PAR VALUE   9,250,000   10 INTO 1      D           (10)
PREFERRED STOCK, PAR VALUE $.001                        $.001 PER SHARE
PER SHARE
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SERIES C PARTICIPATING CONVERTIBLE  10/16/01        COMMON STOCK, PAR VALUE  12,031,764   10 INTO 1      D           (11)
PREFERRED STOCK, PAR VALUE $.001                        $.001 PER SHARE
PER SHARE
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Explanation of Responses:

(1) EREL MARGALIT IS A DIRECTOR OF COGENT COMMUNICATIONS GROUP, INC. MR. MARGALIT IS A MANAGING PARTNER OF JERUSALEM VENTURE
PARTNERS III, LP, JERUSALEM VENTURE PARTNERS ENTREPRENEURS FUND III, LP, JERUSALEM VENTURE PARTNERS III (ISRAEL), LP., JERUSALEM
VENTURE PARTNERS IV, LP, JERUSALEM VENTURE PARTNERS IV (ISRAEL), LP AND JERUSALEM VENTURE PARTNERS IV-A LP. MR. MARGALIT
DISCLAIMS BENEFICIAL OWNERSHIP OF THE SECURITIES HELD BY SUCH PARTNERSHIPS IN WHICH MR. MARGALIT DOES NOT HAVE A PECUNIARY
INTEREST.

(2) REPRESENTS SHARES HELD BY JERUSALEM VENTURE PARTNERS IV, LP.

(3) REPRESENTS SHARES HELD BY JERUSALEM VENTURE PARTNERS III, LP.

(4) REPRESENTS SHARES HELD BY JERUSALEM VENTURE PARTNERS ENTREPRENEURS FUND III, LP.

(5) REPRESENTS SHARES HELD BY JERUSALEM VENTURE PARTNERS III (ISRAEL), LP.

(6) REPRESENTS SHARES HELD BY JERUSALEM VENTURE PARTNERS IV (ISRAEL), LP.

(7) REPRESENTS SHARES HELD BY JERUSALEM VENTURE PARTNERS IV-A, L.P.

(8) REPRESENTS SHARES HELD BY JERUSALEM PARTNERS III, LLP. INCLUDES 3,629,983 SHARES HELD BY JERUSALEM VENTURE PARTNERS III, LP.,
279,137 SHARES HELD BY JERUSALEM VENTURE PARTNERS ENTREPRENEURS FUND III, LP AND 101,468 SHARES HELD BY JERUSALEM VENTURE PARTNERS
III (ISRAEL), LP.

(9) REPRESENTS SHARES HELD BY JERUSALEM PARTNERS III, LLP. INCLUDES 2,983,847 SHARES HELD BY JERUSALEM VENTURE PARTNERS III, LP.,
229,450 SHARES HELD BY JERUSALEM VENTURE PARTNERS ENTREPRENEURS FUND III, LP AND 83,407 SHARES HELD BY JERUSALEM VENTURE PARTNERS
III (ISRAEL), LP.

(10) REPRESENTS SHARES HELD BY JERUSALEM PARTNERS III, LLP. INCLUDES 8,372,174 SHARES HELD BY JERUSALEM VENTURE PARTNERS III, LP.,
643,354 SHARES HELD BY JERUSALEM VENTURE PARTNERS ENTREPRENEURS FUND III, LP AND 234,472 SHARES HELD BY JERUSALEM VENTURE PARTNERS
III (ISRAEL), LP.

(11) REPRESENTS SHARES HELD BY JERUSALEM PARTNERS IV, LLP. INCLUDES 11,758,643 SHARES HELD BY JERUSALEM VENTURE PARTNERS IV, LP.,
186,492 SHARES HELD BY JERUSALEM VENTURE PARTNERS IV (ISRAEL), LP AND 86,629 SHARES HELD BY JERUSALEM VENTURE PARTNERS IV (ANNEX),
LP.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   /S/EREL MARGALIT                            6/13/02
   ---------------------------------------     -----------------
   **Signature of Reporting Person             Date
   Erel Margalit

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



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